Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement on Arbe Robotics Ltd.’s Amendment No. 2 to Form F-4 (File No. 333-257250) of our report dated March 31, 2021, except for the effects of the restatements discussed for warrants in Note 2, for which the date is May 24, 2021 with respect to our audit of the financial statements of Industrial Tech Acquisitions, Inc. as of December 31, 2020 and for the period from June 2, 2020 (inception) through December 31, 2020, which report appears in the proxy statement/ prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such proxy statement/ prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 16, 2021